Exhibit 99.2

PRESS RELEASE

Sanofi Board of Directors Provides Update

Paris, France - September 6, 2016 - Sanofi’s Board of Directors was informed by Bonnie L. Bassler that she wished to resign as a Director of Sanofi due to a potential conflict of interest related to her impending membership on another board. Accordingly, her resignation was accepted, effective September 6th.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Laurence Bollack Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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